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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                        FRONTEER FINANCIAL HOLDINGS, LTD.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                    359031101
                                ----------------
                                 (CUSIP Number)

                     Robert L. Long, 935 Castle Ridge Road,
                         Golden, CO 80401 (303) 860-6445
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 6, 1996
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

                                  SCHEDULE 13D

  CUSIP No. 359031101                                       Page 2 of 4 pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert L. Long
      S.S. No.: ###-##-####
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      N/A
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  923,125 shares--5.70% (includes 78,125 shares under-
  BENEFICIALLY            lying presently exercisable warrants and 320,000
  OWNED BY                shares underlying presently exercisable options)
  EACH
  REPORTING           ----------------------------------------------------
  PERSON              8.  SHARED VOTING POWER
  WITH                    0
                      ----------------------------------------------------

                      9.  SOLE DISPOSITIVE POWER
                          923,125   shares--5.70%    (includes   78,125   shares
                          underlying presently exercisable warrants and 320,000 shares underlying presently exercisable options)
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          0
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          923,125  SHARES--5.70%  (includes 78,125 shares  underlying  presently
          exercisable   warrants  and  320,000   shares   underlying   presently
          exercisable options)
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       5.70%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 2 to Schedule 13D relates to the $0.01 par value common stock ("Common Stock") of Fronteer Financial Holdings, Ltd. ("Issuer"). The Issuer's principal executive offices are located at 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name:  Robert L. Long

     (b) Business Address: 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

     (c) Present Principal Occupation: Senior Vice President/Corporate Finance of RAF Financial Corporation, 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203. RAF Financial Corporation is a securities broker and dealer. Mr. Long is the Secretary and a director of the Issuer.

     (d) During the last five years, Robert L. Long has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Robert L. Long has not been a party to any civil proceedings before any judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to any judgment, decree or final order enjoining any violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Incentive Stock Options as described in Item 6 below were granted to Robert L. Long as an incentive to remain an employee of the Issuer. There was no monetary consideration associated with these transactions.

ITEM 4.  PURPOSE OF TRANSACTION.

     The  purpose  of the  transactions  described  in this  Amendment  No. 2 to
Schedule 13D was to provide incentive to Robert L. Long to remain an employee of the Issuer. The transactions do not involve any plans or proposals which might be considered to be an extraordinary corporate transaction or which would result in a material change in the business of the Issuer or its corporate structure.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Robert L. Long owns directly 923,125 shares (5.70% of the Issuer's outstanding shares), which includes 78,125 shares underlying presently exercisable warrants and 320,000 shares underlying presently exercisable options. Mr. Long is deemed to have sole voting and dispositive power of the shares.

     During 1996, the Issuer granted two Incentive Stock Options ("Options") to Robert L. Long, which Options were accepted by Mr. Long on November 6, 1996. The first Option is for 128,500 shares of Common Stock which vested on September 10, 1996. The second Option is for a total of 671,500 shares of Common Stock, 31,500 shares of which vested on September 10, 1996, 160,000 shares of which vest on January 1, 1997 and 160,000 shares of which vest on January 1 of each year thereafter up to the year 2000.

     The Incentive Stock Options were granted by the Issuer for good and valuable consideration, including the incentive to Robert L. Long to remain as an employee of the Issuer.

     Robert L. Long has not ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer.


                                 Page 3 of 4 pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 5 above, on November 6, 1996, two Options were accepted from the Issuer by Mr. Long. Copies of the Option Certificates are attached hereto as Exhibits 1 and 2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Incentive Stock Option  Certificate to Purchase  128,500 Shares
                 of Common Stock.

     Exhibit 2 - Incentive Stock Option  Certificate to Purchase  671,500 Shares
                 of Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                   /s/ Robert L. Long
                                   ------------------------------------------
                                   Robert L. Long

                    Date Signed:   November 25, 1996
                                   -----------------------------------------












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